August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 650-225-8654

Genentech, Inc.
1 DNA Way
San Francisco, California 94080-4990
Attn: Stephen Juelsgaard, Executive Vice President

> **Re:** **Genentech, Inc.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 1-09813**

Dear Mr. Juelsgaard:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 17

1. You state here and in the discussions of several compensation elements in the Compensation Discussion and Analysis that compensation is based in part upon the named executive officers' performance, cost-effectivness of their decision-making, etc. Please analyze how these factors helped the Committee determine resultant compensation as to each element for which they were considered.

2. We note that you have not provided a quantitative discussion of the terms of the necessary targets and performance objectives to be achieved in order for your executive officers to earn their incentive compensation. For example, you state that base salary is based in part upon your approximation of your anticipated revenue level in the next fiscal year, and in your bonus discussion allude to numerous corporate performance goals. Please disclose the relevant targets and performance objectives, or on a supplemental basis, provide an analysis supporting your conclusion that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K. To the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Stock Options, page 24

3. You state that you based the 2006 annual awards to named executive officers upon a variety factors such as the retention value of the options to be granted, the individual's performance and expected future contributions and total cash and direct compensation levels. Please analyze how these various factors resulted in the amount of options granted to the named executive officers.

Summary Compensation Table, page 26

4. Mr. Levenson's incentive and equity compensation is significantly higher than the other named executive officers. In the Compensation Discussion and Analysis, please analyze why the Committee structured his compensation to provide for such significantly higher remuneration.

Compensation Committee Matters, page 31

5. Please provide all of the disclosure required by Item 407(e)(3)(iii) regarding the Committee's engagement of Mercer, including the nature and scope of its assignment and the material elements of the instructions you gave Mercer. Also, in the Compensation Discussion and Analysis and elsewhere in the document, clarify which of the two consulting firms you mention performed what work.

Related Person Transactions in 2006, page 33

6. As to the Roche/Hoffman-La Roche transactions, provide further breakdown of the numerous transactions you grouped together in your disclosure. Consistent with the principals-based approach of Item 404, consider breaking down and grouping transactions meaningfully, perhaps by material contract and the different categories of payments in those contracts, or by product or product candidate and the type of payment (royalty, licensing, r&d, etc.)

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel